

VIA FACSIMILE AND U.S. MAIL

April 23, 2007

Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

      RE: DXP Enterprises, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 0-21513

Dear Mr. McConnell:

       We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm

2. Please confirm that your auditors conducted their audits in accordance with "standards" of the Public Company Accounting Oversight Board (United States) instead of "auditing" standards. In future filings, please arrange with your auditors to have them revise all three of their reports accordingly.

Consolidated Statement of Cash Flows

3. It is unclear how you determined that it was appropriate to record payments for employee taxes related to exercise of stock options as financing cash flows, as opposed to operating cash flows, in fiscal 2005. Please tell us whether these were payroll taxes or income taxes. If these were payroll taxes, refer to EITF Topic D-83. If these were income taxes, please tell us the guidance you are relying upon and how you applied it as well.

3. Acquisitions

4. Please disclose and tell us how much of your total purchase price for acquisitions in fiscal 2005 and 2006 was allocated to goodwill. Please also disclose how much was allocated to other intangibles separately. For the amounts allocated to other intangibles, please disclose the amounts allocated to customer relationships and vendor agreements separately. Your present disclosure under goodwill and other intangible assets of up to twenty years is too broad. Please disclose the useful life for customer relationships and vendor agreements separately. See paragraph 52 of SFAS 141.

5. You should make an effort to allocate between goodwill and other intangible assets as part of the initial preliminary allocation process. You should not default to goodwill until the allocation process is finalized, and then reclass the entire other intangible asset amount from goodwill, like you do now. Please tell us based upon your best estimates, the amount that should have been allocated to other intangible assets as of December 31, 2006 related to the 2006 acquisitions.

4. Inventories

6. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this.

9. Commitments and Contingencies

7. We note that you were sued for damages exceeding $20 million. You also
indicate that you plan to vigorously defend these claims. If true, please confirm
that additional losses related to these pending claims are not reasonably possible.
If not, please revise your discussion to include each of the disclosures required by
paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

12. Segment Data

8. Please provide enterprise-wide disclosures in accordance with paragraphs 36
through 38 of SFAS 131.

Item 15. Exhibits, Financial Statement Schedules

9. In future filings, please file all applicable exhibits including but not limited to
your list of subsidiaries, consent of your auditors and your sections 302 and 906
certifications, as actual exhibits to your filing instead of including these exhibits
at the end of your filing.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
their filings;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief